SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2007

Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 :	An English-language translation of documents with respect to the notice of the 39th Annual General Meeting of shareholders.

Exhibit 99.2 :	An English-language translation of documents with respect to the decision on the share repurchase.

Exhibit 99.3 :	An English-language translation of documents with respect to the .investment in new facilities

Exhibit 99.4 :	An English-language translation of documents with respect to the investment in other corporation(POSAM)

Exhibit 99.5 :	An English-language translation of documents with respect to the investment in other corporation(Seah Steel)

Exhibit 99.6 :	An English-language translation of documents with respect to the the investment in other corporation(Taihan ST)

SIGNATURES
EX-99.1 39TH ANNUAL GENERAL MEETING OF SHAREHOLDER
EX-99.2 DECISION ON THE SHARE REPURCHASE
EX-99.3 INVESTMENT IN NEW FACILITIES
EX-99.4 INVESTMENT IN OTHER CORPORATION (POSAM)
EX-99.5 INVESTMENT IN OTHER CORPORATION (SEAH STEEL)
EX-99.6 INVESTMENT IN OTHER CORPORATION (TAIHAN ST)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date February 6, 2007	By	/s/ Lee, Dong-Hee

(Signature)*
Name: Lee, Dong-Hee
Title: Executive Vice President

*	Print the name and title under the signature of the signing officer.